LIVSN Designs
Admin · February 17 ·

Andrew here. I have something to run by y'all and want to know your honest thoughts. Y'all are early adopters and by being in this group you've let me know you're willing to give us input beyond just wearing our product.

We're in the early/mid stages of framing up an Equity Crowdfunding campaign on Wefunder. So, like Kickstarter but instead of buying pants, you're buying shares of LIVSN.

A few reasons why I think it's cool:

- I love the democratization of venture capital away from the hands of strictly the already-rich-and-powerful. Instead of getting in bed with a venture firm at our early-stage and giving up a significant amount of control, we would be able to put ownership in the hands of our customers and biggest supporters. This aligns our interests with our community's. The minimum investment would be $100.
- Related to the above, we would become much closer to our customers regarding business decisions and company direction. We would be obligated to give an inside-look at our operations/finances and I would feel personally obligated to source design and product input from the community even more than we do now.

- Instead of me spending the next 3-6 months of my working life traveling all over the country meeting with potential investors, I can stick closer to home and engage our entire team on running an excellent campaign.
- We have an existing competency in crowdfunding paired with an engaged community which means we have a higher-than-average likelihood of a successful campaign.
- It is an opportunity to bring in new potential customers and supporters through marketing and PR efforts related to the campaign.
- We *could* become both the biggest Product Crowdfunding campaign *and* the biggest Equity Crowdfunding campaign in the state of Arkansas.

Some background:

We have raised capital over the last three years from friends, family, and local angel investors - with the exception of Techstars (accelerator) which is technically "venture" but does not operate as such.

Several of our existing angel investors have committed capital to kick-off the Wefunder round and be a part of the community at the same terms. This means we can start the campaign with six figures already committed.

We are aiming for growth and an exit one day, which makes an investment at this stage potentially lucrative, but we're doing so in a

sustainable way. We don't believe in growth at all costs. We **have** to do so while maintaining great quality, environmental sustainability, great customer service, and treating our employees well. I believe a community round helps us achieve these goals by avoiding potential values misalignment.

A few details (Wefunder has a huge FAQ for this stuff too):

- Minimum check size: $100
- All investors would be combined into a Special Purpose Vehicle (SPV) which will be an LLC that owns shares in LIVSN.
- The shares **do** have voting power through a company-designated (and publically disclosed) "Lead Investor" who represents the community.
- The round will be filed with the SEC through a Form C under Regulation CF and abide by all SEC rules.

We legally cannot talk about terms such as how much we're raising, the valuation, or things like that until we have filed with the SEC so unfortunately, I won't be able to answer questions about that.

**Some necessary “testing the waters” disclosures:

1. No money or other consideration is being solicited. If sent, it will not be accepted;

2. No offer to buy securities will be accepted and no part of the purchase price will be received until a Form C is filed and only

the valuation, or things like that until we have filed with the SEC so unfortunately, I won't be able to answer questions about that.

**Some necessary “testing the waters” disclosures:

1. No money or other consideration is being solicited. If sent, it will not be accepted;

2. No offer to buy securities will be accepted and no part of the purchase price will be received until a Form C is filed and only through Wefunder’s platform

3. Any indication of interest involves no obligation or commitment of any kind.

LIVSN Stakeholder Update - Equity CF Raise Inbox ×

Andrew Gibbs-Dabney <andrew@livsndesigns.com> 8:00 AM (50 minutes ago)

to bcc: Greg, bcc: jon, bcc: kristaddillard, bcc: Mark, bcc: Barry, bcc: Ramsay, bcc: Joe, bcc: Rick, bcc: yousef, bcc: Aaron, bcc: Aaron, bcc: Alex, bcc: Alex, bcc: Alison, bcc: Allen, bcc: Amos, bcc: Andrea, bcc: Andrew, bcc: Andy, bcc

livsn

LIVSN STAKEHOLDER UPDATE

- ***What we do:*** *We make durable outdoor apparel designed for those who value experiences over stuff.*
- ***Why we do it:*** *To "own less, live more, and keep what matters"*

Pro tip: Read the bolded headlines for a quick skim

Friends of LIVSN,

This is a special stakeholder update because this month I'm super excited to share our Wefunder equity crowdfunding campaign with you. I started this company with a Kickstarter back in 2018, and since then we have continued to have success with product crowdfunding ($515k in our most recent campaign). It seems like a no-brainer that we would eventually point our expertise toward the equity side of crowdfunding. I'm proud to say that we're nearing the public launch of our Wefunder raise and as insiders at LIVSN, you are the very first to know about it.

- **Link to our raise:** https://wefunder.com/livsndesigns
  - Please share feedback!
  - You can reserve your "Friends and Family" spot **now** and then confirm your investment later.

So why raise on Wefunder? We have a huge community of customers and friends who are already invested in LIVSN in spirit, and we want to give them the opportunity to invest for real and to share in our success. We've asked a core group of our customers if they're interested and we received a resounding "yes". Crowdfunding allows anyone to invest as opposed to being limited to accredited investors only. The minimum amount is $100 which keeps the bar low for our community (though the average check size on Wefunder is $1,000).

Will we be raising traditional capital? Yes, we have already closed about 1/5 of the round from current partners and have another chunk committed - both on and off the Wefunder platform. Accredited investors can invest in the Wefunder round too, and it is very advantageous for us as it's a great signal to retail investors. Three of our current partners are planning to participate in the CF round, totalling $75k that will be invested in the coming days/weeks before we go public with the campaign. Wefunder does not take any fee from investments over $25k from accredited investors.

A few more reasons why I think it's cool:

- I love the democratization of venture capital. We are able to put ownership in the hands of our customers and biggest supporters. This aligns our interests with our community.
- Related to the above, we will become much closer to our customers regarding business decisions and company direction. We will be obligated to give an inside-look at our operations/finances and I would feel personally obligated to source design and product input from the community even more than we do now.

- It is an opportunity to bring in new potential customers and supporters through marketing and PR efforts related to the campaign.
- We could become both the biggest Product Crowdfunding campaign and the biggest Equity Crowdfunding campaign in the state of Arkansas.

Some background:

We have raised capital over the last three years from friends, family, and angel investors - with the exception of Techstars (accelerator) which is technically "venture" but does not operate as such.

We are aiming for growth and an exit one day, which makes an investment at this stage potentially lucrative, but we're doing so in a sustainable way. We don't believe in growth at all costs. We have to do so while maintaining great quality, environmental sustainability, great customer service, and treating our employees well. I believe a community round helps us achieve these goals by avoiding potential values misalignment.

A few details (Wefunder has a huge FAQ for this stuff too):

- Minimum check size: $100
- All investors will be combined into a Special Purpose Vehicle (SPV) which will be an LLC that owns shares in LIVSN. Accommodations *can* be made for a sidecar Reg D at the same terms for accredited investors.
- The shares do have voting power through a company-designated (and publicly disclosed) "Lead Investor" who represents the community. This is Hank Henderson.
- The round will be filed with the SEC through a Form C under Regulation CF and abide by all SEC rules.

LIVSN Quick Facts:

- $1.03 million in revenue in 2021
- 276% YOY growth 2020 to 2021
- Raised over $500K in our most recent Kickstarter campaign — the largest in Arkansas history
- Sold at 75+ independent retailers and 2 major e-commerce sites: Backcountry.com and Moosejaw.com
- 4.8 average rating on over 700 reviews
- Featured in Forbes, Outside, Men's Journal & more
- Techstars Austin ('19) alumni; 1% acceptance rate

How can you help?

- **Feedback** - The campaign is just a big pitch deck with a video. There are experienced founders and investors in this group. Please share your opinion on how to make it better. We have time before the public launch to refine.
- **Share** - Share the link above with friends who you think would be interested in investing as little as $100 in a growing startup.
- **Reserve** - Reserve your spot via the link above to secure better terms before we go public.

I just love that this exists, not only for us but for thousands of other startups out there who may not have access to the networks needed to raise capital on the traditional path. What a way to democratize venture capital.

Help us get to our $1mm goal!

SEC disclosure: *We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.*

FROM: [illegible]

SUBJECT: We're About To Share Something Exciting

We have a very exciting announcement coming tomorrow at 2pm CT.

Our team has been working on something big for several months now. We've decided to share it with our community before anyone else. Keep your eyes open on your inbox or our socials tomorrow at 2pm CT for the announcement.

Thank you so much for your continued support of [illegible]. We'll see you back out tomorrow!

Sincerely,

[illegible] team

LIVSN community,

We're so excited to announce that we are launching our community investment round on Wefunder this coming Monday, April 18!

We have big plans for 2022 and beyond and we want you to be there every step of the way. We've been humbled by the amount of people who have reached out over the past year about investing in us.

We've decided to open our Wefunder equity crowdfunding raise to our customers and community before anyone else to give you the opportunity to grow with us and benefit from our success. We may also send you a lifetime discount code ;).

Our whole team is so excited for this next step in our journey and we can't wait for you to be a part of it.

Thank you so much for all your support to this point. We truly would not be here without you, and we can't wait for what's next.

Sincerely,

Andrew and the LIVSN Team.



Andrew Gibbs-Daaniels, Founder & CEO


The LIVSN Team

Join the Conversation


R/LIVSNDESIGNS
@LIVSNDESIGNS
@LIVSNDESIGNS
@LIVSNDESIGNS


@LIVSNDESIGNS

Do you own a piece of our clothing? Join the LIVSN Owner's Club on Facebook

JOIN HERE

LIVSN

LIVSN Community,

We've had so many people reach out to us about how to get involved in our upcoming Wefunder raise. We want to go ahead and answer the most common questions we've been receiving for everyone to see.

What is Wefunder?

Wefunder is an equity crowdfunding platform. Equity crowdfunding is like Kickstarter but for investing in companies. Instead of backing the project and receiving the product, you invest in the company and receive partial ownership. If the company increases in value, so should your equity.

In our case, we are issuing preferred stock shares. We encourage you to check out more details on what that means here.

How much can I invest?

The minimum investment is $100 and there is (almost) no maximum! We have many investors that plan to contribute $100 and some that will contribute over $25,000. We welcome and thank investors of all check sizes.

Will I get any special benefits or perks from LIVSN after investing?

You bet! But you'll have to wait until our campaign is live to see what we're offering ;)

A question we expect to see once our campaign goes live:

Why is Wefunder asking me how much money I make?

Wefunder is required to determine if you're an "accredited investor." The SEC has rules around how much you can invest in a given year based on this designation, so Wefunder is required to ask. LIVSN cannot see this information and it is never shared. We welcome investors of any designation.

As always, please reach out with any questions and we look forward to launching our raise with you this coming Monday.

Legal stuff

[illegible]

[illegible]

LIVSN

It's kind of wild to say this...

but we just **raised over $275,000 since we launched this morning!**

Thank you so much to everyone who has already invested. Our whole team is excited that so many of our customers have decided to share in our journey. We're aligning our interests to yours and that's the coolest part about this raise.

If you haven't invested yet, or want to increase your investment before our early bird terms are gone, you can do so here.

LIVSN Wefunder Page

Legal stuff:

No communication from LIVSN or its ... should be considered legal or financial advice. [illegible] investing and equity crowdfunding [illegible] [illegible] [illegible] [illegible] [illegible] [illegible] will be received until ... [illegible] platform. [illegible]

Today is the day.

We have officially launched our Wefunder equity crowdfunding campaign!

You can now invest in LIVSN and be a major part of our growth.

Check out Wefunder page for details and to claim your early investor perks. As always, please reach out with any questions!

Thank you for being part of our story.

- Andrew and the LIVSN Team

LIVSN Wefunder Page

Legal stuff:

[illegible]

LIVSN STAKEHOLDER UPDATE

- [illegible]
- [illegible]

[illegible]

Friends of LIVSN,

[illegible]

- [illegible]
  - [illegible]
  - [illegible]


$300,000 Raised and Trending!
Wefunder Milestone Reached

[illegible]

A few details (Wefunder has a huge FAQ for this stuff too):

- Minimum investment: $100
- All investors will be combined into a Special Purpose Vehicle (SPV) [illegible]
- [illegible]
- [illegible]

How can you help?

- **Feedback** – [illegible]
- **Share** – [illegible]
- **Reserve** – [illegible]

[illegible]

[illegible]


I'm a LIVSN investor

[illegible]

[illegible]

Thank you for your time. [illegible]

LIVON

[illegible]
Founder, Livon Designs
[illegible] | [illegible]
www.livondesigns.com

[illegible]
[illegible] Wefunder

We are "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Posted by **Kelsey Ferguson** • 3/24/2022

LIVSN

540 followers

4mo •

Join us next Tuesday, March 29th, at the Pryor Center in Fayetteville Arkansas to hear from local startups and learn about community investing through Wefunder!

Our founder Andrew Gibbs-Dabney will be live-pitching LIVSN.

Register free here: #community #startups #investing

https://lnkd.in/gTNsRMpt



Community Capital:
NWA & Tulsa
INVEST IN LOCAL STARTUPS
Tuesday, March 29 | 5:30 p.m.
Pryor Center | Fayetteville, Ark.
WEFUNDER
startup junkie
wework labs
NORTHWEST ARKANSAS

Community Capital: Investing in NWA + Tulsa

eventbrite.com • 1 min read

6

2 shares



Andrew Gibbs-Dabney · 1st
Founder at LIVSN Designs
3mo · Edited ·

BIG news coming Tuesday - Check in on Instagram Tuesday at 2pm CT for a live announcement from me. We've been working hard behind the scenes on a project that could drastically increase the pace of our brand/company development. We want to share. Come to IG for the announcement and a Q&A opportunity!

#livsn #outdoorapparel #outdoorindustry #democratize #startup #community





Andrew Gibbs-Dabney • 1st
Founder at LIVSN Designs
3mo •

You can sign up here to be the first to know when our LIVSN community round goes live on Wefunder!

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.
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We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

#community #testing #crowdfunding #outdoorindustry #nwarkansas

LIVSN Wefunder Launch

facebook.com • 1 min read

DUSTIN WILLIAMS • 1st
Chief Marketing & Technology Officer @ LIVSN • Ex Microsoft • Ex ALLI...
3mo • Edited •

Super stoked to be a part of LIVSN . We are running a community campaign on Wefunder. Jump on board and enjoy the ride.
-
#ecommerce
-
-
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Andrew Gibbs-Dabney • 1st
Founder at LIVSN Designs
3mo •

I'm stoked to announce that we are opening a community round via Wefunder on Monday, April 18th! Equity crowdfunding is an incredible and logical next step for LIVSN, a brand that was born out of Kicksta ...see more


Invest in an outdoor apparel company that believes clothing should perform well, look good, be ethically made, be environmentally friendly — and it should last.
LIVSN
Own less. Do more. Keep what matters.

INVEST IN LIVSN DESIGNS

Versatile outdoor apparel: own less, live more, keep what matters



Andrew Gibbs-Dabney · 1st
Founder at LIVSN Designs
3mo ·

I'm stoked to announce that we are opening a community round via Wefunder on Monday, April 18th! Equity crowdfunding is an incredible and logical next step for LIVSN, a brand that was born out of Kickstarter where we've raised over $700k to launch new products.

The first weeks of the campaign will be invite-only so if you want the link be sure to follow us on social media and sign up for our email list. We'll be sharing with our closest circles first as a way of saying thank you to our biggest supporters.

I am so excited about the idea of our customers being our owners. It's like a modern co-op with a VC twist. The feedback we've received from Kickstarter backers has shaped the brand immensely so I cannot wait to hear what our Wefunder investors have to say.

Here's a link to a FB event page: https://fb.me/e/1qFvy0OgD

#thankyou #community #equitycrowdfunding #crowdfunding #outdoor #outdoorindustry


Invest in an outdoor apparel company that believes clothing should perform well, look good, be ethically made, be environmentally friendly — and it should last.
LIVSN
Own less. Do more. Keep what matters.

INVEST IN LIVSN DESIGNS

Versatile outdoor apparel: own less, live more, keep what matters



livsndesigns
Bentonville, Arkansas

livsndesigns If you missed the LIVE event, check out this recording to hear our founder talk about our upcoming Wefunder equity crowdfunding campaign - launching on Monday, April 18th. Stay tuned!

15w

boi_caolho Hi again. I had a check on the size chart of the ecotrek but it only shows up to 38 (although the selling options show 40). Could you please direct me to your complete size chart? Thank you!

14w Reply

boi_caolho Hi! One question: are you guys planning on expanding the sizes beyond the 38 size? I'm 6'4 and water 40 and that's the reason I didn't buy it yet :(

14w Reply

View replies (2)

bamfamilyadventures 🤘🤘🤘🤘🤘🤘🤘

15w 1 like Reply

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639 views

APRIL 12

Posted by **Andrew Gibbs-Dabney** • 4/18/2022 •••

LIVSN
540 followers
3mo •

We are LIVE on Wefunder! We are so stoked to announce the launch of our first Community Round of equity crowdfunding. Check out our campaign page via the link in our bio. YOU can be an investor in our company and share this journey with us.

We are truly excited and inspired behind the scenes about what a democratic investment model can mean for us a brand. Our incentives will now be aligned with our customer's, and that is something very special about equity crowdfunding.

Please ask any questions and we'll answer!

#communityround #equitycrowdfunding #venturecapital #outdoorindustry

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

https://lnkd.in/e5vt92rU


Invest in an outdoor apparel company that believes clothing should perform well, look good, be ethically made, be environmentally friendly — and it should last.
LIVSN
Own less. Do more. Keep what matters.

Invest in Livsn Designs: Versatile outdoor apparel: own less, live more, keep what matters

wefunder.com • 5 min read


LIVSN
Community Round
Wefunder

livsndesigns
Bentonville, Arkansas

livsndesigns We are LIVE on @wefunder. We are so stoked to announce the launch of our first Community Round of equity crowdfunding. Check out our campaign page via the link in our bio. YOU can be an investor in our company and share this journey with us.

We are truly excited and inspired behind the scenes about what a democratic investment model can mean for us a brand. Our incentives will now be aligned with our customer's, and that is something very special about equity crowdfunding.

Please ask any questions and we'll answer!

#communityround #equitycrowdfunding #venturecapital #outdoorindustry

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

14w

View insights

Liked by **agdabney** and **46 others**

APRIL 18



DUSTIN WILLIAMS • 1st
Chief Marketing & Technology Officer @ LIVSN • Ex Microsoft • Ex ALLI...
3mo •

Over the last year, I have been secretly helping LIVSN grow and scale. We are now looking for outside capital to expand even more. Yesterday we launched our community raise on Wefunder. You can think of Wefunder as "Kickstarter for investing".

Be sure to check out our Wefunder page here:
https://lnkd.in/emFZt77H

"At LIVSN we believe clothing should perform well, look good, be ethically made, be environmentally friendly—and it should last."

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

#crowdfundingcampaign #ecommerce #outdoorindustry #startup


Invest in an outdoor apparel company that believes clothing should perform well, look good, be ethically made, be environmentally friendly — and it should last.
LIVSN
Own less. Do more. Keep what matters.

Invest in Livsn Designs: Versatile outdoor apparel: own less, live more, keep what matters

wefunder.com • 5 min read



Andrew Gibbs-Dabney · 1st
Founder at LIVSN Designs
3mo ·

I've been so excited to launch this publicly! We're giving our friends, customers, and community the chance to be an investor in LIVSN and share in this journey with us. Equity crowdfunding is new to me so this whole process is filled with energy. Check it out and, invested or not when you leave, get a sense of how LIVSN is doing and where we're headed.

#community #crowdfunding #outdoorindustry

LIVSN
540 followers
3mo ·

We are LIVE on Wefunder! We are so stoked to announce the launch of our first Community Round of equity crowdfunding. Check out our campaign page via the link in our bio. YOU can be an investor in our compa ...see more


Invest in an outdoor apparel company that believes clothing should perform well, look good, be ethically made, be environmentally friendly — and it should last.
LIVSN
Own less. Do more. Keep what matters.

Invest in Livsn Designs: Versatile outdoor apparel: own less, live more, keep what matters

wefunder.com · 5 min read

Posted by **Kelsey Ferguson** • 4/21/2022

LIVSN
540 followers
3mo •

We obviously are, but did you know that you can be too?

Visit wefunder.com/livsndesigns to find out how.

#crowdfunding #investing #equitycrowdfunding #democratize #livsn #livsndesigns

Legal:
We are ‘testing the waters’ to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder’s platform. Any indication of interest involves no obligation or commitment of any kind.

Andrew Gibbs-Dabney • 1st
Founder at LIVSN Designs
3mo •

Are you though? 🤙



I'm a LIVSN investor
I joined the #ownlesslivemore movement on Wefunder
wefunder.com/livsndesigns



Kelsey Ferguson (She/Her) • You
Brand Marketing Manager at LIVSN Designs
3mo •

I am super proud to be a part of the LIVSN team. We've been growing sustainably since our creation, and opening up investment to our community is the right move to make.

Visit wefunder.com/livsndesigns to find out how you can invest too.

#crowdfunding #community #investment #equitycrowdfunding #democratize #wefunder #livsn #livsndesigns

Legal:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.


I'm a LIVSN investor
I joined the #ownlesslivemore movement on Wefunder
wefunder.com/livsndesigns



DUSTIN WILLIAMS • 1st

Chief Marketing & Technology Officer @ LIVSN • Ex Microsoft • Ex ALLI...

3mo •

I am super proud to be a part of the LIVSN Team. Let's go!

#team #ecommerce #outdoorindustry #outdoorrecreation #outdoorapparel



I'm a LIVSN investor
I joined the #ownlesslivemore movement on Wefunder
wefunder.com/livsndesigns


I'm a LIVSN investor
I joined the #ownlesslivemore movement on Wefunder
wefunder.com/livsndesigns

livsndesigns
Bentonville, Arkansas

livsndesigns Well obviously we are, but did you know that you can be too? There's a link in our profile to find out how. @wefunder

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

13w

View insights

Liked by **agdabney** and **40 others**

APRIL 21

Andrew Gibbs-Dabney · 1st
Founder at LIVSN Designs
3mo ·

$316k so far from our community! I wouldn't have believed you if you told me we'd be 30% to our goal in two days. Crowdfunding has once again blown me away.

Hands down the coolest part of this Wefunder has been our customers transitioning to owners of. 269 have made the jump! This message below makes all the hard work worth it.

"I purchased 3 pairs of the eco trek trail pants via the most recent Kickstarter and not only are the pants the best pants I've ever owned, but I also had a great experience working with the customer service team to arrange a needed size exchange. LIVSN is currently priced as a "luxury outdoor product" but the combination of great customer service and a phenomenal product I believe can propel you to take an even larger share of the market cap and compete with companies like Patagonia, Arc'teryx, and Outdoor Research who seem to currently dominate this market place."

#crowdfunding #community #round


LIVSN
Own less. Do more. Keep what matters.

INVEST IN LIVSN DESIGNS

Versatile outdoor apparel: own less, live more, keep what matters

$316,752

reserved of a $1,000,000 goal



DUSTIN WILLIAMS · 1st
Chief Marketing & Technology Officer @ LIVSN · Ex Microsoft · Ex ALLI...
3mo ·

Join us tomorrow (4/26) at 10:30 am CT. We'll be chatting about our Community Raise on Wefunder and all things LIVSN. We'll be going LIVE on Instagram, so be sure to follow us to get notified.

#outdoorindustry #outdoorlife #ecommerce #crowdfundingcampaign


Go LIVE with Andrew, the Founder of LIVSN
Tuesday April 26th, 2022 10:30 AM CT
LIVSN



Andrew Gibbs-Dabney • 1st
Founder at LIVSN Designs
3mo •

Hey everyone, what a week! We're already over $330,000 raised from from 286 investors, and we're trending on Wefunder!

That's a hell of an achievement in a short amount of time and all I can think of is how thankful I am for all of you. You're a crucial part of this story and you are making it happen.

I'd love to give everyone a chance to do a live Q & A session with me so I can answer your questions and address your concerns (and hear your feedback).

Join me tomorrow (Tuesday, 4/26) at 10:30am CT on Instagram Live.

To join:
- Follow our account: https://lnkd.in/eKNCzQU
- Click "add to favorites" to get a notification when we go live
- *OR* go to our account (@livsndesigns) just after 10:30am CT and click our profile picture to be taken to the Live Q & A
- Input your questions in the text box

#crowdfunding #nwarkansas

————————-

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.


Go LIVE with Andrew, the Founder of LIVSN
Tuesday April 25th, 2022 10:30 AM CT



Go LIVE with Andrew, the Founder of LIVSN
Tuesday April 26th, 2022 10:30 AM CT
LIVSN

livsndesigns
Bentonville, Arkansas

...

livsndesigns TODAY: Live Q&A with LIVSN founder Andrew at 10:30am CT

Hey everyone, what a week! We've already over $330,000 raised from 286 investors, and we're trending on @Wefunder!

That's a hell of an achievement in a short amount of time and all I can think of is how thankful I am for all of you.

You're a crucial part of this story and you are making it happen.

I'd love to give everyone a chance to do a live Q & A session with me so I can answer your questions and address your concerns (and hear your feedback).

It's all happening today (Tuesday, 4/26) at 10:30am CT on Instagram Live.

To join:
- Follow our account
- Click "add to favorites" to get a notification when we go live
- *OR* go to our account (@livsndesigns) just after 10:30am CT and click our profile picture to be taken to the Live Q & A
- Input your questions in the text box

See you soon 👋

13w

View insights

Liked by **kelsey__ferguson** and **17 others**

APRIL 26

Andrew Gibbs-Dabney • 1st
Founder at LIVSN Designs
3mo •

It helps to have great guidance. Thanks LaunchBoom!

Mark Pecota • 2nd
CEO & Co-Founder at LaunchBoom 🚀 Author of CROWDFU... **+ Follow**
3mo •

LaunchBoom just launched our first equity crowdfunding campaign for our long time client LIVSN on Wefunder with $238,602 raised so far 🚀 Now, equity crowdfunding isn't exactly new...

But over the past 12 months it's been growing extremely fast. We've been watching the space for some time waiting for the right opportunity to dive in and have decided that it's now or never.

Shoutout to Jaime Cantarovici on our team who has been leading our equity crowdfunding efforts and launched this campaign.

Check out the campaign here => https://lnkd.in/g74tTXgJ

#equitycrowdfunding #wefunder #launchboom #crowdfunding


Invest in an outdoor apparel company that believes clothing should perform well, look good, be ethically made, be environmentally friendly — and it should last.
LIVSN
Own less. Do more. Keep what matters.
EARLY BIRD TERMS: $61,398 LEFT
$238,602
reserved of a $1,000,000 goal

13

Like Comment Share Send



livsndesigns
Bentonville, Arkansas

...

wannabhotty I am just wondering is the share sellable in the future? I really believe in the brand and your goals and agencies as it's something I very much value however as price increases I want to know of any other possible ROI besides the 20% off for life.

1w Reply

afurahabrehann Missed that ZOOM call today Andrew while I know your hands are full let's see if you get this message or does it go to the internet landfill...? Listening to you i am 1000% in! 🙏🤑👽🤖🐵🙈🙈🤍🕳️🖤🤎💜💙💚💛🧡❤️💬👍🏻🤝🖐🏽👂🏼

12w 1 like Reply

therealdocster Appreciated the Q&A. As I posted during the session, you guys seem to be up for the task—maintaining the mission while negotiating the business aspects. You raised my interest and confidence 500%. As a consumer and investor. Here are two new comments. 1) your marketing blitz on social media is terrific. 2) I'm concerned about the lost sales — when I go to buy my fourth pair (second pair of canvas pants) but they are not available in three of the colors of 36/34. Are we getting those in soon? A missed purchase click is deadly. Disappointed as a consumer and investor.

12w 1 like Reply

View replies (4)

thecajunvegancookbook Thank you for sharing your time

383 views

APRIL 26



DUSTIN WILLIAMS · 1st

Chief Marketing & Technology Officer @ LIVSN · Ex Microsoft · Ex ALLI...

3mo · Edited ·

More Press on our Community Raise. Check it out. Hit me if you have any questions. #ecommerce #outdoorindustry #outdoorclothing #crowdfundingcampaign

Arkansas Money & Politics

11,479 followers

3mo ·

+ Follow

LIVSN has a history of success with crowdfunding. The most recent, 2021's Kickstarter launch of the Ecotrek Trail Pant, raised over $500,000 and became the biggest #crowdfunding raise to date for an Arkansa ...see more


LIVSN
Community
Round
Wefunder

Bentonville's LIVSN Launches Wefunder Equity Crowdfunding Campaign

armoneyandpolitics.com · 2 min read


LIVSN
Exclusive Investor Q&A
Tuesday May 3 @ 10:30 AM CT

livsndesigns ...

livsndesigns For all our Wefunder investors and everyone else who might be interested: I'll be hosting a Live Q&A on Zoom tomorrow (5/3) at 10:30am CT.

Link to register for the Zoom is in the link in our bio.

I'm looking forward to talking with more of our investors. Our last Live Q&A went really well and I was impressed with the level of questions I received. Bring your questions and concerns and I'll do my best to answer everything in the only way I know how: transparently.

-Andrew, Founder

12w

View insights

Liked by **agdabney** and **16 others**

MAY 2



livsndesigns
Bentonville, Arkansas

...

livsndesigns Don't forget. Our next exclusive Investor Q&A with our founder, Andrew, starts shortly this morning at 10:30am CT. Register at the link in bio.

#investor #live #wefunder #equitycrowdfunding #livsndesigns

12w

View insights

Liked by **agdabney** and **28 others**

MAY 3



DUSTIN WILLIAMS • 1st
Chief Marketing & Technology Officer @ LIVSN • Ex Microsoft • Ex ALLI...
3mo •

LIVE Q&A with **Andrew Gibbs-Dabney** from **LIVSN** today at 10:30 am CT. Be sure to join us as we talk all things LIVSN and also Wefunder. Register below.



Andrew Gibbs-Dabney • 1st
Founder at LIVSN Designs
3mo •

For all our Wefunder investors and everyone else who might be interested: I'll be hosting a Live Q&A on Zoom tomorrow (5/3) at 10:30am CT.

Link to register for the Zoom: **https://lnkd.in/gzM2JAsE**

If you want some extra one-on-one time, I blocked off my calendar for the rest of tomorrow (5/3) for one-one-one investor calls. Book a time and let's talk!

You can book a time here: **https://lnkd.in/g9kmcaGt**

I'm looking forward to talking with more of our investors. Our last Live Q&A went really well and I was impressed with the level of questions I received. Bring your questions and concerns and I'll do my best to answer everything in the only way I know how: transparently.

#investor #raisecapital #crowdfunding


LIVSN
Exclusive Investor Q&A
Tuesday May 3 @ 10:30 AM CT



livsndesigns
Bentonville, Arkansas

livsndesigns Another Live Investor Q&A session in the books. Thanks to all who came and asked great questions!

-Andrew

12w

afurahabrehann Thanks for following up! Andrew. 😍🙌🔥

12w 1 like Reply

afurahabrehann Be[ij]ing transparently in the youth mind, told fashion not old fashion...life's a loose thread!

12w 2 likes Reply

afurahabrehann Catching up ⤴ now with the days curveball of facilitating clients ZOOM & a 😂Insta... if it's any condolences iknow it must be chaos over there[in] until it's smooth as 🧈 🥜 🧈! So hit me up... ZOOM or Google Meet... or just call me ol or

12w 2 likes Reply

358 views

MAY 3



livsndesigns
Bentonville, Arkansas

...

livsndesigns 5/10 Instagram Live Q&A.

Edited · 11w

macarbone5 I'm an idiot, missed the "live on zoom" part

11w Reply

macarbone5 It's good, you fixed it!

11w Reply

macarbone5 Is there a fan on your vent possibly pointed at the mic?

11w Reply

343 views

MAY 10

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